February 13, 2007
VIA EDGARLINK and facsimile
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Werbitt

Re:	PDF Solutions, Inc. Registration Statement on Form S-3 (File No. 333-140268) filed on January 26, 2007, as amended on February 5, 2007 and February 13, 2007.
Ladies and Gentlemen:
          As per your conversation with Andre Gharakhanian of Orrick, Herrington & Sutcliffe LLP, in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, PDF Solutions, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be made effective at 4:00 p.m., Washington D.C. time, on Wednesday, February 14, 2007, or as soon thereafter as practicable.
          The Company hereby acknowledges that:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.
Very truly yours,
PDF Solutions, Inc.

By:	/s/ Keith A. Jones
	Name:	Keith A. Jones
	Title:	Vice President, Finance and Chief Financial Officer

cc:	John K. Kibarian Peter Cohn Andre Gharakhanian